preREO LLC

440 S. LaSalle Street, Suite 1110

Chicago, IL 60605

September 8, 2021

Filed via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

Washington, D.C. 20549

Re:	preREO LLC (the “Company”)
Offering Statement on Form 1-A
File No. 024-11555

Ladies and Gentlemen:

Pursuant to 17 CFR §230.252(e), the Company hereby requests that the Commission qualify the Offering Statement effective at 4:00 pm ET on Tuesday, September 14, 2021.

PREREO LLC

By: /s/ Jorge Newbery
Jorge Newbery, Chief Executive Officer